SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ______________________

                                    SCHEDULE 13D

                         Under the Securities Exchange Act of 1934*
                                  (Amendment No. 1)*

                           THE SOUTHERN BANC COMPANY, INC.
                                  (Name of Issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                     842233108
                                   (CUSIP Number)

                                  Jeffrey L. Gendell
                             Tontine Financial Partners, L.P.
    200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
               (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                     May 5, 1997
                   (Date of event which requires filing of this statement).


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                    [page 1 of 8]

13D
CUSIP No. 842233108
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 91,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 91,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 91,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 7.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 2 of 8]

13D
CUSIP No. 842233108
____________________________________________________________________________
     (1)    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON
                                           Tontine Financial Partners, L.P.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC, 00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                  -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 91,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                  -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 91,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 91,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                 7.4%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                    [page 3 of 8]

Item 1.     Security and Issuer.

     Item 1 is hereby amended and restated in its entirety as follows:

     The Schedule 13D, initially filed on February 19, 1997 by Jeffrey L. Gendell and Tontine Financial Partners L.P., a Delaware limited partnership relating to the common stock, par value $0.01 per share (the "Common Stock"), of The Southern Banc Company, Inc.(the "Company") whose principal executive offices are located at 221 S. 6th Street, Gadsden, Alabama 35901-4102, is hereby amended by this Amendment No. 1 to the Schedule 13D.


Item 3.     Source and Amount of Funds and Other Consideration.

     Item 3 is hereby amended and restated in its entirety as follows:

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Tontine is approximately $1,263,743. Mr. Gendell does not own directly any shares of Common Stock.

     The shares of Common Stock purchased by Tontine were purchased with working capital and on margin.

     Tontine's margin transactions are with Bear Stearns Securities Corp., on such firm's usual terms and conditions. All or part of the shares of Common

Stock beneficially owned by Tontine may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Tontine. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     Item 4 is hereby amended and restated in its entirety as follows:

     The purpose of the acquisition of the shares of Common Stock by Tontine is for investment, and the purchases of the shares of Common Stock by Tontine were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by Tontine is for investment purposes, Tontine will pursue discussions with management to maximize long-term value for shareholders. Tontine may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Neither Mr. Gendell nor Tontine has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such person and entity may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.



                                    [page 4 of 8]

Item 5.     Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

       A. Jeffrey L. Gendell.

            (a) Aggregate number of shares beneficially owned: 91,500
                        Percentage: 7.4% The percentages used herein and in the rest of Item 5 are calculated based upon the 1,230,313 shares of Common Stock issued and outstanding as of December 31, 1996, as reflected in the Company's Form 10-QSB for the period ending December 31, 1996, filed on February 13, 1997.
             (b) 1.  Sole power to vote or direct vote: -0-
                 2.  Shared power to vote or direct vote: 91,500
                 3.  Sole power to dispose or direct the disposition: -0-
                 4.  Shared power to dispose or direct the disposition: 91,500
             (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock on behalf of Tontine, which were all in the open market, by Tontine, are set forth in Schedule A and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.

     B. Tontine Financial Partners, L.P.

              (a) Aggregate number of shares beneficially owned: 91,500.
                         Percentage: 7.4%.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote:  91,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 91,500
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Tontine Management, L.L.C., the general partner of Tontine, has the power to direct the affairs of Tontine, including decisions respecting the disposition of the proceeds from the sale of the shares. Mr. Gendell is the Managing Member of Tontine Management, L.L.C. and in that capacity directs its operations.
              (e) Not Applicable.









                                    [page 5 of 8]

                               SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 7, 1997                 /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Financial Partners, L.P.








































                                    [page 6 of 8]

                                 Schedule A

                        TONTINE FINANCIAL PARTNERS, L.P.

Date of                                                Price Per Share
Transaction                   Number of Shares         (including
                              Purchased/(Sold)         Commissions, if any)

4/29/97                           11,500                   14.54

5/05/97                            6,200                   14.42

5/06/97                            2,200                   14.55








































                                    [page 7 of 8]